Exhibit 99.1

Intercont (Cayman) Limited Announces Strategic Acquisition of Singapore-Based Web3 Innovator Starks Network Ltd,
Strengthening Its Position in On-Chain Digital Asset Infrastructure

Hong Kong, December 8, 2025 – Intercont (Cayman) Limited (Nasdaq: NCT) (“NCT” or “the Group”), a global carbon-neutral shipping company, announced today that it has entered into a Memorandum of Understanding (MOU) to acquire a minority stake of less than 50% in Starks Network Ltd (“Starks Network” or “the Company”), a leading Singapore-based Web3 technology service provider. As part of the strategic agreement, the two parties will co-develop the zCloak Network project (“zCloak”) under Starks Network.

This partnership marks a significant milestone, positioning NCT and zCloak to jointly advance the integration of maritime services and blockchain technology.

Starks Network, incorporated in the Cayman Islands with operational headquarters in Singapore, has established strong competitive advantages in the global Web3 ecosystem with Project zCloak Network. The company’s proprietary frameworks and compliance-forward infrastructure span AI identity, enterprise self-custodial wallets, stablecoin payment systems, and AI-powered crypto payment technologies. These differentiated capabilities create substantial barriers to entry and have earned zCloak grant by official Hong Kong Cyberport incubation programs, as well as investments from top-tier venture capital firms including Coinbase Ventures. zCloak is widely regarded as a high-growth technology leader with robust investor support.

zCloak Network Vision

The global adoption of stablecoin-based payment systems has accelerated rapidly. With the static by Stablecoin Insider, worldwide stablecoin transaction volume has surpassed the combined annual processing volume of Visa and Mastercard in 2024—an inflection point signaling stablecoins’ emergence as critical financial infrastructure. 1

Meanwhile, McKinsey points out the growth rate of stablecoin transaction is in accelerating tendency and could surpass legacy payment volumes in less than a decade. On that basis, as on-chain payment matures, institutional and enterprise clients continue to demonstrate strong demand for secure, extensible, and compliant wallet solutions.2

BlackRock reported $13.46 trillion in assets under management (AUM) in Q3 2025, underscoring the early participation of major financial institutions. 3 Meanwhile, the overall digital asset market capitalization surged from $5 billion in 2022 to over $25.5 billion by July 2025, representing growth of approximately 410%. 4 As digital assets become a central driver of innovation in global finance, governments and financial institutions worldwide are racing to establish strategic footholds.

Bitcoin image

NCT’s planned acquisition of zCloak represents a decisive step in its long-term strategy to expand into the digitization of real-world assets while reinforcing its leadership in global shipping services. The company will explore diversified pathways for tokenizing real-world assets across industries, leveraging zCloak’s technical infrastructure to deliver standardized, compliant, and scale up on-chain asset solutions. Together, both the NCT and Starks Network aim to accelerate enterprise adoption of Web3 technologies worldwide.

Data Source:

[1]	Stablecoins Hit $27.6 Trillion Volume, Surpassing Visa and Mastercard Combined After Just 11 Years

Stablecoins Hit $27.6 Trillion Volume, Surpassing Visa and Mastercard Combined After Just 11 Years

[2]	The stable door opens: How tokenized cash enables next-gen payments

Stablecoins payments infrastructure for modern finance | McKinsey

[3]	BlackRock Inc. Q3 2025 Report

BLK-3Q25-Earnings-Release.pdf

[4]	Observer Financial News Report (2025.08.07)

RWA代币化规模激增410%，真实世界资产或成加密领域下一个风口

Ms. Muchun Zhu, Chief Executive Officer of NCT, and Dr. Xiao Zhang, Founder of Starks Network and zCloak, described this partnership as a bold convergence of tradition and innovation: “Four hundred years after Shakespeare, the Merchant of Venice sails again — on-chain.” Through this collaboration, timeless themes of contract, wealth, humanity, and justice will be re-imagined using Web3 technology.

Ms. Zhu added: “The markets zCloak operates in are already producing meaningful commercial outcomes. In privacy-preserving identity, compliance verification, and confidential computation, leading infrastructure providers routinely achieve the US$30–40 million annual revenue range, driven by institutional adoption and high-margin enterprise integration. We see a similar structural demand forming around zCloak’s technology. Our acquisition positions NCT to participate in these high-value verticals. While this does not represent a projection of future performance, it illustrates the exponential revenue potential associated with the infrastructure layer we are now building. We believe zCloak gives us a credible entry point into a rapidly expanding market, and we intend to execute aggressively.

About Intercont (Cayman) Limited

Intercont (Cayman) Limited is a global shipping enterprise with plans for seaborne pulping operations. Under a visionary management team, Intercont is dedicated to providing customers with efficient and environmentally friendly transportation solutions through innovative business models and technology. For more information, please visit: https://www.intercontcayman.com.

Forward-Looking Statement

This press release contains statements of a forward-looking nature. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact information:

investorrelations@intercontcayman.com

+852-3848-1720

3